Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: October 13, 2021

The following press release was made available by EQRx, Inc. on October 13, 2021 on EQRx’s Website (https://www.eqrx.com/press-release/turning-point-therapeutics-and-eqrx-announce-clinical-collaboration-to-evaluate-elzovantinib-in-combination-with-aumolertinib-in-patients-with-egfr-mutant-met-amplified-advanced-non-small-cell-lung-ca/), Twitter and LinkedIn.

TURNING POINT THERAPEUTICS AND EQRX ANNOUNCE CLINICAL COLLABORATION TO EVALUATE ELZOVANTINIB IN COMBINATION WITH AUMOLERTINIB IN PATIENTS WITH EGFR MUTANT MET-AMPLIFIED ADVANCED NON-SMALL CELL LUNG CANCER

SAN DIEGO, Calif. and CAMBRIDGE, Mass., October 13, 2021 – Turning Point Therapeutics, Inc. (NASDAQ: TPTX), a precision oncology company developing next-generation therapies that target genetic drivers of cancer, and EQRx, a new type of pharmaceutical company committed to developing and delivering important new medicines to patients at radically lower prices, today announced a clinical collaboration to evaluate elzovantinib (TPX-0022), Turning Point’s drug candidate targeting MET, SRC, and CSF1R, in combination with aumolertinib, EQRx’s drug candidate targeting EGFR, in patients with EGFR mutant MET-amplified advanced non-small cell lung cancer (NSCLC).

Under the terms of the agreement, Turning Point will sponsor and conduct a Phase 1b/2 clinical trial to evaluate the safety, tolerability and preliminary efficacy of the combination regimen and will assume all costs associated with the trial. EQRx will provide aumolertinib at no cost. Turning Point is targeting initiation of the clinical trial in 2022, pending filing of an investigational new drug (IND) application by the U.S. Food and Drug Administration (FDA).

Preclinical data suggest the combination of MET and EGFR inhibition has the potential to increase anti-tumor activity based on complementary mechanisms. It is estimated that 15 to 20% of patients who progress on a first-line EGFR inhibitor develop MET amplification as the basis of acquired resistance.

“We believe the combination of elzovantinib with aumolertinib could provide an important potential treatment option for patients who develop MET amplification as acquired resistance to an EGFR inhibitor, where no approved therapies are available today,” said Athena Countouriotis, M.D., president and chief executive officer of Turning Point. “We are pleased to have EQRx as our collaboration partner and look forward to initiating our Phase 1b/2 SHIELD-2 study of the combination.”

“This collaboration marks the launch of the EQRx-Inside Platform, a unique development-to-commercialization platform designed to accelerate access to potentially life-enhancing combination therapies and create efficiencies for partners, physicians, and health systems,” said Melanie Nallicheri, chief executive officer of EQRx. “We are pleased to partner with Turning Point and believe this collaboration will be the first of many that will broaden patient access to important combination clinical trials and innovative potential cancer therapies such as aumolertinib and elzovantinib.”

About Elzovantinib

Elzovantinib is a multi-targeted orally bioavailable Type I TKI with a novel macrocyclic structure that potently inhibits MET, SRC and CSF1R, in preclinical assays. MET alterations, including point mutations, amplifications, fusions, exon 14 skipping, and the generation of HGF-MET autocrine loops have been reported in many cancers. SRC inhibition may have the potential to reduce or abolish certain oncogenic signaling, and the targeting of CSF1R leads to the modulation of tumor associated macrophages.

Preliminary clinical data from the ongoing Phase 1 SHIELD-1 study of single-agent elzovantinib presented at the 2021 AACR-NCI-EORTC Conference in October 2021, demonstrated preliminary clinical activity, including objective responses across multiple tumor types and a generally tolerable safety profile. The U.S. Food and Drug Administration has granted elzovantinib Orphan Drug designation for the treatment of gastric cancer, including gastroesophageal junction cancer, and Fast Track designation for the treatment of patients with MET-amplified advanced or metastatic gastric cancer or gastroesophageal junction (GEJ) adenocarcinoma after prior chemotherapy.

About Aumolertinib
Aumolertinib 110 mg once-daily is a prescription medicine approved in China as AMEILE® for the treatment of patients with metastatic EGFR T790M mutation-positive NSCLC, as detected by a genomic test, who have progressed on or after prior EGFR TKI therapy. Aumolertinib is a novel, irreversible EGFR-TKI that selectively inhibits both EGFR sensitizing and resistance mutations with high selectivity over wild-type EGFR. Aumolertinib was approved in China in March 2020 based on the large single arm Phase 2 APOLLO study in second-line settings. The ongoing Phase 3 AENEAS trial in first-line settings met its primary endpoint of progression-free survival and topline results were presented at the 2021 ASCO Annual Meeting.

Hansoh Pharma and EQRx have partnered to expand global access to aumolertinib. EQRx holds the development and commercialization rights to aumolertinib outside of Greater China and is pursuing regulatory discussions in multiple countries.

About Turning Point Therapeutics Inc.
Turning Point Therapeutics is a clinical-stage precision oncology company with a pipeline of internally discovered investigational drugs designed to address key limitations of existing cancer therapies. The company’s lead drug candidate, repotrectinib, is a next-generation kinase inhibitor targeting the ROS1 and TRK oncogenic drivers of non-small cell lung cancer and advanced solid tumors. Repotrectinib, which is being studied in a registrational Phase 2 study in adults and a Phase 1/2 study in pediatric patients, has shown antitumor activity and durable responses among kinase inhibitor treatment-naïve and pre-treated patients. The company’s pipeline of drug candidates also includes elzovantinib, targeting MET, CSF1R and SRC, which is being studied in a Phase 1 trial of patients with advanced or metastatic solid tumors harboring genetic alterations in MET; TPX-0046, targeting RET, which is being studied in a Phase 1/2 trial of patients with advanced or metastatic solid tumors harboring genetic alterations in RET; and TPX-0131, a next-generation ALK inhibitor, which is being studied in a Phase 1/2 trial of previously treated patients with ALK-positive advanced or metastatic non-small cell lung cancer. The company is driven to develop therapies that mark a turning point for patients in their cancer treatment. For more information, visit www.tptherapeutics.com.

About EQRx
EQRx is a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Launched in January 2020, EQRx is purpose-built, at scale, with a growing catalog of medicines in development in high-cost drug categories and emerging partnerships with leading payers and providers. Leveraging cutting-edge science and technology and strategic partnerships with stakeholders from across the healthcare system, EQRx aims to provide innovative, patent-protected medicines more efficiently and cost-effectively than ever before. In August 2021, EQRx announced a proposed combination with CM Life Sciences III to accelerate its growth. The combination is expected to be completed in the fourth quarter of 2021. To learn more, visit www.eqrx.com and follow us on social media: Twitter: @EQRxInc, LinkedIn, Instagram: @eqrxinc.

EQRx™ and Remaking Medicine™ are trademarks of EQRx, Inc.

Turning Point Therapeutics Forward Looking Statements
Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Words such as “plans”, “will”, “believes,” “anticipates,” “expects,” “intends,” “goal,” “potential” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements in this press release include statements regarding, among other things, the efficacy, safety and therapeutic potential of elzovantinib, and the results, conduct, progress and timing of Turning Point Therapeutics’ clinical studies of elzovantinib, including the ongoing SHIELD-1 clinical study and the planned SHIELD-2 clinical study. These forward-looking statements are based upon Turning Point Therapeutics’ current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, risks and uncertainties associated with Turning Point Therapeutics’ business in general, risks and uncertainties related to the impact of the COVID-19 pandemic to Turning Point Therapeutics’ business and the other risks described in Turning Point Therapeutics’ filings with the SEC, including its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on August 9, 2021. All forward-looking statements contained in this press release speak only as of the date on which they were made. Turning Point Therapeutics undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

EQRx Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the ability to consummate the transaction and become a public company, as well as EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRx’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-259054) filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III filed a registration statement on Form S-4 (File No. 333-259054) with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Turning Point Contact:

Scott Lipman

ir@tptherapeutics.com

858-876-3985

EQRx Media Contact:

Dan Budwick

dan@1abmedia.com